Agile Therapeutics, Inc.

500 College Road East, Suite 310

Princeton, NJ 08540

June 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:       Agile Therapeutics, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-275995

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Agile Therapeutics, Inc. (the “Company”) hereby requests that, effective as of July 1, 2024, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-275995), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on December 11, 2023 and was amended on December 20, 2023, February 2, 2024, February 5, 2024 and February 7, 2024.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact the Company’s counsel, Morgan, Lewis & Bockius LLP, by calling Bryan S. Keighery at (617) 341-7269.

Very truly yours,

Agile Therapeutics, Inc.

By:	/s/ Alfred Altomari
Name:	Alfred Altomari
Title	Chairperson and Chief Executive Officer

cc: Bryan S. Keighery, Morgan, Lewis & Bockius LLP